UNI-PIXEL, INC.

July 9, 2015

VIA EDGAR

Mr. Russell Mancuso, Branch Chief
Mr. Tim Buchmiller
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:           Uni-Pixel, Inc.
Form S-3 filed on April 28, 2015, as amended on May 29, 2015,
June 18, 2015 and July 6, 2015
File No. 333-203691

Gentlemen:

Uni-Pixel, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4:30 p.m. Eastern time on July 10, 2015 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Russell Mancuso, Branch Chief
Mr. Tim Buchmiller
United States Securities and Exchange Commission
July 9, 2015

Please contact Kevin Friedmann, Esq. at (310) 312-3106 if you have any questions regarding this request.

Very truly yours,

UNI-PIXEL, INC.

By:/s/ Christine Russell
      Christine Russell, Chief Financial Officer